LeddarTech Holdings Inc.

4535, boulevard Wilfrid-Hamel, Suite 240

Quebec G1P 2J7, Canada

VIA EDGAR

December 1, 2023

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attn:    Alexandra Barone

Re:	LeddarTech Holdings Inc.
Registration Statement on Form F-4, as amended
File No. 333-275381

Dear Ms. Barone:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LeddarTech Holdings Inc., a corporation organized under the laws of Canada, hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective by 3:00 p.m. (Eastern Time) on Monday, December 4, 2023, or as soon thereafter as practicable.

The cooperation of the staff in meeting our request is very much appreciated. Please contact the undersigned at (514) 605-6574 or John T. Blatchford of Vedder Price P.C. at (312) 609-7605 as promptly as practicable upon declaration of effectiveness.

Very truly yours,

/s/ David Torralbo

Chief Legal Officer
LeddarTech Holdings Inc.

cc:     John T. Blatchford